Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirty-nine weeks ended
February 28, 2016
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$673.4
Add (deduct):
Fixed charges	284.1
Distributed income of equity method investees	75.1
Capitalized interest	(4.8)
Earnings available for fixed charges (a)	$1,027.8

Fixed charges:
Interest expense	$237.6
Capitalized interest	4.8
One third of rental expense (1)	41.7
Total fixed charges (b)	$284.1

Ratio of earnings to fixed charges (a/b)	3.6

(1) Considered to be representative of interest factor in rental expense.